Exhibit 99.1

September 2019 NYSE: CCC Presentation

| 2 Forward - Looking Statements The accompanying materials contain certain forward - looking statements regarding Clarivate Analytics Plc (the “Company” or “ Clarivate ”), its financial condition and its results of operations, anticipated synergies and other future expectations . Forward - looking statements should not be read as a guarantee of future performance or results, and will not necessarily be accurate indications of the times at, or by which, if at all, such performance or results will be achieved . All of these statements are based on estimates and assumptions prepared by the Company’s management as of the date of this presentation that, although the Company believes to be reasonable as of such date, are inherently uncertain . These statements involve risks and uncertainties, including, but not limited to, statements regarding our intentions, beliefs or current expectations concerning, among other things, Clarivate’s results of operations, financial condition, liquidity, prospects, growth, strategies and the markets in which the Company operates . Forward - looking statements speak only as of the date the statements are made . The Company undertakes no obligation to update or revise any of the forward - looking statements contained herein, whether as a result of new information, future events or otherwise . If the Company does update one or more forward - looking statements, no inference should be drawn that the Company will make any additional updates with respect thereto or with respect to any other forward - looking statements . The consolidated financial information presented herein was based on certain assumptions and estimates, and may not necessarily reflect the results of operations that would have occurred if the Company had been a separate, standalone entity during the periods presented or the Company’s future results of operations . In addition, the estimated costs and anticipated cost savings presented herein, are based on management’s expectations, beliefs and projections, are subject to change and there can be no assurance that such expectations or projections will be achieved . Non - GAAP Financial Measures This presentation contains financial measures which have not been calculated in accordance with United States generally accepted accounting principles, consistently applied (“GAAP”), including Adjusted Revenues, Adjusted EBITDA and Adjusted EBITDA Margin, because they are a basis upon which our management assesses our performance and we believe they reflect the underlying trends and indicators of our business . Although we believe these measures are useful for investors for the same reasons, these financial measures should not be considered as an alternative to GAAP financial measures as a measure of the Company’s financial condition, profitability and performance or liquidity . In addition, these financial measures may not be comparable to similar measures used by other companies . We urge you to review Clarivate’s financial statements contained in the Form F - 4 filed by Clarivate Analytics Plc with the Securities and Exchange Commission (“the SEC”) on April 25 , 2019 . At the end of this presentation, we provide further descriptions of these non - GAAP measures and reconciliations of these non - GAAP measures to the corresponding most closely related GAAP measure . Required Reported Data We are required to report Standalone Adjusted EBITDA, which is identical to Consolidated EBITDA and EBITDA as such terms are defined under our credit agreement, dated as of October 3 , 2016 , governing the Company’s term loan facility and revolving credit facility, as amended and/or supplemented from time to time (the “Credit Agreement”) and the indenture (the “Indenture”) governing the Company’s 7 . 875 % senior notes due 2024 (the “Notes”), respectively, pursuant to the reporting covenants contained in such agreements . In addition, management of the Company uses Standalone Adjusted EBITDA to assess compliance with various incurrence - based covenants in these agreements .

Summary investment highlights | 3 • Collection of high quality assets embedded in customer workflows 1 • Highly recurring subscription revenue model and high retention rates and subscription revenue mix 2 • Tailwinds in information services sector 3 • Business model enables cycle of profitable growth and reinvestment capacity 4 • Foundation for attractive growth: topline, savings and acquisitions 5 • Strong management team aligned with shareholders 6

Business overview | 4 • Leading global provider of comprehensive intellectual property and scientific information, analytical tools and services • Products support the critical decisions made by universities, businesses, governments and law firms in the discovery, protection and commercialization of new and existing ideas and brands • Portfolio of curated proprietary databases that are deeply embedded into customers’ daily workflows • Experienced management team with a proven track record • Approximately 4,500 colleagues across more than 30 countries Business highlights (1) Based on full year December 31, 2018 data. (2) Annual revenue renewal rate for a given period is calculated by dividing (a) the annualized dollar value of existing subscrip tio n product license agreements that are renewed during that period, including the value of any product downgrades, by (b) the annualized dollar value of existing sub scr iption product license agreements. Key metrics (1) 90%+ Annual revenue renewal rate (2) 82% Subscription revenue ~6% Revenues from top 10 customers 180+ Countries served 40,000+ Entities served

Clarivate’s purpose, vision, mission and values | 5 Our purpose Our vision Our mission We are a trusted, indispensable partner to innovators everywhere by delivering critical data, information, workflow solutions and deep domain expertise. Own your actions We act with integrity and are accountable to ourselves, our colleagues, our customers, and our communities. We believe human ingenuity can transform the world and improve our future. We will improve the way the world creates, protects and advances innovation. Our values Aim for greatness We challenge the status quo, pursuing continuous performance improvements, and aiming for greatness and customer delight in all we do. Value every voice We work together in respectful partnership with our colleagues and customers which is our evergreen source of sustainability and success. The best results come from a diverse, collaborative and inclusive environment.

Powerful assets vital to broad customer base

	Science Group (56% of LTM[(1)] Revenue)		Intellectual Property Group (44% of LTM[(1)] Revenue)		
	Web of Science	**Cortellis**	**Derwent**	**CompuMark**	**MarkMonitor**
Product Description	Used to navigate scientific and academic research discoveries, conduct analysis and evaluate research impact	Used by life sciences firms for drug research, market intelligence and regulatory compliance	Used to search and analyze patents	Used to monitor trademarks on an ongoing basis	Used to register and manage portfolios of web domains
Curated Information Set	Database of **1B+ citations, 3,000 journal titles reviewed annually**	**70,000+** drug program records, **300,000** clinical trial records	Database of **80mm+ patent filings across 50 patent offices**	**180+ patent and trademark offices**	Database of **1.3mm corporate domain names**
Customers	**7,000+** leading **academic institutions** and **governments** and research-intensive corporations use Web of Science and its Journal Impact Factor	Trusted by the **top 30 pharma companies** and hundreds of research groups	Used by **40 patent offices, large R&D organizations** of Fortune 1000 companies and various universities	**15 industrial databases, 70 Pharma in-use databases**	MarkMonitor manages the **10 most trafficked corporate website domain portfolios**
Notable Products	**Web of Science** **InCites** **ScholarOne**	**Cortellis RI** **Integrity** **Newport**	**Derwent Innovation** **Techstreet**	**Watch** **Screen** **Search**	**Domain Management** **Brand Protection**

(1) Last twelve months as of June 30, 2019.

Clarivate Analytics | 6

High quality products embedded with customer workflows

Web of Science Group

A professor planning a research program accesses Web of Science ("WOS") to evaluate the current state of research in her discipline, identifying trends within highly regarded and relevant academic journals

A university provost evaluating her university's chemistry department accesses InCites to measure the strength of the university's research output and benchmark it against comparable institutions

Cortellis™

An analyst at a pharmaceutical firm evaluating several potential R&D programs will access Cortellis database to assess competitive products in the drug development pipeline, review clinical trial data and summarize regulatory information

Derwent™ Innovation

An employee developing a new product or idea (e.g., a chemical engineer or a product designer) will access the Derwent Innovation database of patents to evaluate the novelty and determine the patentability of the new product or idea

CompuMark™

An attorney helps clear a trademark for a customer. First, they request a curated report from CompuMark Search to ensure the availability of the proposed trademark; then they subscribe to CompuMark Watch's trademark watching services to ensure that none of the trademarks are infringed upon

MarkMonitor™ Domain management

An in-house counsel uses MarkMonitor Domain Management to ensure that his company's domains are protected from security threats such as domain hijacking and to ensure the timeliness of payments to registries around the world

Clarivate Analytics | 7

| 8 Proving our value to customers (1) Customer Delight Survey was conducted in June/July 2019 by CustomerFirstNow and consisted of 8,765 participants. Insight into customer decision - making critical to drive growth Products are highly valued by customers Offerings perceived as best - in - class Significant opportunity to enhance customer experience Conclusions Overall customer score 76 Information and insights 87 Quality of products and services 85 Easy to do business with 54 2019 Customer Delight Scorecard 2019 Customer Delight Survey (1) • In order to better understand our customers, Clarivate commissioned a customer delight survey conducted by a leading consulting firm • The survey was structured around a number of customer experience dimensions

Tailwinds in information services sector

Large and growing predictive analytics and data market(1)

(2018E-2021E predictive analytics and data market revenue; $ in B)



'18E - '21E CAGR: 12.1%
$155
$174
$195
$219
2018E
2019E
2020E
2021E

Significant move up the value chain with smart data offerings

- Integration into workflow tools of clients to provide **predictive and prescriptive analytics**, allowing for stronger growth and new addressable markets
- Increased investments in critical products and solutions, **driving opportunity for annual price increases**
- Diversification into new verticals and broader industries, enabling **ability to weather cyclical headwinds**



The next wave of info services
Real Time
High Risk
High Value
Static
Low Risk
Low Value
Decisions
Customized
Personalization
Generic
Value Add
Prescriptive analytics (what to do)
Predictive analytics (what will happen)
Platform, application and workflow tools (task specific, APIs and developer tools, search mapping and visualization)
Smart data (normalized and standardized, categorized, linked and indexed)
Raw data assets (aggregated and disparate, transactional, commodity or proprietary)

Source: IDC, Outsell, Inc. all rights reserved.

(1) The Predictive Analytics and Data Markets is defined as the combined Worldwide Business Analytics Services, Worldwide Big Data and Analytics Software and Worldwide Organizational Data as a Service markets per IDC.

Clarivate Analytics | 9

Business model enables cycle of profitable growth and reinvestment capacity | 10 Incremental margin growth from “build once, sell many times” model Proprietary “must - have” offerings Predictable a nd resilient recurring revenue streams through subscriptions with high renewal rates → 82% subscription revenue in 2018 → 90%+ annual revenue renewal rates in 2018 (1) Strong cash conversion creates continuous cash flow and investment capacity for growth and return Recurring sales model + profitable incremental growth = strong cash flow = investment capacity for growth and return (1) Since the separation from Thomson Reuters in October 2016, annual revenue renewal rates have been in excess of 90%.

Strong operating leverage and margin expansion opportunity

Core operating leverage plus synergies drive incrementally higher margin expansion while also allowing for investment.

Estimated adjusted EBITDA margin expansion sensitivity (bps)[1]

Organic revenue growth %

Base cost inflation	1%	2%	3%	4%	5%	6%
+0%	+55	+105	+160	+210	+260	+310
+1%	-	+55	+105	+160	+210	+260
+2%	(55)	-	+55	+105	+155	+205
+3%	(110)	(55)	-	+55	+105	+155

Favorable expense profile with potential upside

- Low cost to deliver incremental revenue
- Best-cost shared services / facilities
- Optimize sales commission plan to increase cross-sell and up-sell opportunities
- Utilize AI and new technologies to increase efficiency of data ingestion and content creation
- Improve human resource management by converting consultants to full-time colleagues and leveraging large footprint in low-cost locations

(1) Estimated figures based on ~85% flow through on incremental revenue growth. See the appendix for definition / reconciliation to Adjusted EBITDA and Standalone Adjusted EBITDA.

Clarivate Analytics | 11

Foundation set for attractive growth | 12 • Invested in best - in - class, cloud - based platforms for operational and business workflow backbone • Built out independent operating functions including Accounting, Treasury, HR, Payroll and Technology • Optimizing pricing model and service levels to match customer needs • Integrating additional content and capabilities into existing products and launching new products • Investing in APAC to accelerate revenue growth from mid - single digits (5.1% annual growth from 2016 to 2018) • Baring Private Equity partnership provides access to experience and resources across Asia • Completed three tuck - in acquisitions since 2017 • Sold the Intellectual Property Management business Powerful standalone platform post - separation Implementing product and pricing enhancement strategy Building strength in Asia Portfolio optimization

Management quickly executing with proven playbook | 13 First progress report Q2 Revenue growth (0.4%) (1) Adjusted revenue growth (at constant currency) 2.5% (1) Q2 Adjusted subscription growth (at constant currency) 4.9% (1) ACV growth 3.6% (2) 92% retention Rate (3) Proven playbook with multiple levers Accelerate revenue growth Enhance margins Product and pricing enhancement strategies Increased pipeline of new products Build strength in Asia Pacific Optimizing pricing and cross - sell Benefit from top - line initiatives Simplifying G&A structure Consolidating footprint Increase automation and cloud infrastructure (Q2 2019 Earnings) 1 2 3 4 5 Q2 Net Loss ($77.8) Q2 Adjusted EBITDA Margin 30.2% (1) Q2 Adjusted EBITDA margin improvement 190 bps (1) Q2 Adjusted EBITDA growth 8.4% (1) Exited TSA six months ahead of schedule 1 2 3 4 5 (1) Results calculated for three - month period ended 6/30/2019 versus three - month period ended 6/30/2018. (2) ACV is measured at a point in time. This represents the YoY growth in the annual value of our subscriptions as of 6/30/2019 a s c ompared to 6/30/2018. (3) Retention rate measurement period is for the six months ending 6/30/2019.

Recent progress on other initiatives | 14 • Entered into an agreement to pay $200 million to terminate the Tax Receivable Agreement (“TRA”) , previously established with the shareholders prior to our initial listing on the NYSE, including Onex and BPEA • Settling the TRA allows for: − Taking full advantage of the step - up tax basis achieved at the time of original carve - out − Removing reporting complexities and simplifying our structure − Adding incremental cash flow and enhancing shareholder value • We will retain the deferred tax assets related to the step - up in basis and NOLS, and will continue to benefit from increased tax amortization; we do not expect any increase in cash income taxes payable − Buyout is subject to arranging financing by December 31, 2019 • Numerous opportunities to invest in the right initiatives, leveraging existing assets • Engaged Boston Consulting Group to provide an objective evaluation of the best structure as a new public company to accelerate long - term goal of sustainable, profitable growth • Initiative to achieve opportunities for significant cost savings and margin expansion going forward Buyout of the Tax Receivable Agreement Engaged world class strategic consulting firm to optimize operations

Financial highlights | 15

34% 29% Financial characteristics | 16 • Compelling strategies to drive continued profitable growth • Scalable business model with significant operational leverage • High level of subscription revenue providing a resilient business model • Strong visibility due to annual, recurring subscription contracts • Diversified, global customer base • Attractive margins with further upside Adjusted Revenue ($ in millions) Adjusted EBITDA (1) ($ in millions) % Adj. EBITDA Margin (2) Note: Financials pro forma for divestiture of IPM product line in 2018. (1) Does not include addbacks of LTM excess standalone costs and LTM Pro Forma cost savings. (2) Calculated as Adj. EBITDA / Adj. Revenue. $754 $776 $181 $175 $935 $951 2017A 2018A $320 $273 $320 $273 2017A 2018A

Q2 2019 performance highlights

Q2 2019 earnings highlights

- Adjusted Revenue[1] growth of 2.5% YoY on a constant currency basis
  - Science Group Revenue growth of 3.3% YoY on a constant currency basis
  - Intellectual Property Group Revenue growth of 1.5% YoY on a constant currency basis
  - Subscription Revenue growth of 4.9% YoY on a constant currency basis
  - Transactional Revenue growth of (8.2%) YoY on a constant currency basis
- 3.6% YoY growth of Annualized Contract Value ("ACV")[2]

Adjusted revenue by product group

($ in millions)



+1.7% Actual Rates
+2.5% Constant Currency
$238
$242
$106
(44.4% of Adj. Rev.)
$133
(55.6% of Adj. Rev.)
$106
(43.9% of Adj. Rev.)
$136
(56.1% of Adj. Rev.)
Q2'18
Q2'19
% YoY Growth
+0.4% Actual Rates
+1.5% Constant Currency
+2.7% Actual Rates
+3.3% Constant Currency
Science Group
Intellectual Property Group

Annualized contract value[2]

($ in millions)



+3.6%
$755
$783
Q2'18
Q2'19
YoY Growth
$27.5mm

Subscription vs. transactional adjusted revenue

($ in millions)



+1.7% Actual Rates
+2.5% Constant Currency
$238
$44
(18.3% of Adj. Rev.)
$195
(81.7% of Adj. Rev.)
$242
$40
(16.4% of Adj. Rev.)
$203
(83.6% of Adj. Rev.)
Q2'18
Q2'19
% YoY Growth
-9.2% Actual Rates
-8.2% Constant Currency
+4.1% Actual Rates
+4.9% Constant Currency
Subscription Revenue
Transactional Revenue

(1) Adjusted Revenue excludes the divested IPM business revenues for all years, and adds back $0.1 million of deferred revenue purchase accounting adjustment for Q2'19 and $0.9 million for Q2'18 excluding IPM. Deferred revenue adjustment is expected to be fully recognized by Q4'19 and also excludes IPM. See the appendix for reconciliation of Revenue to Adjusted Revenue.

(2) Annualized Contract Value ("ACV") refers to the annualized value for a 12-month period following a given date of all subscription-based client license agreements, assuming that all license agreements that come up for renewal during that period are renewed. ACV is reported in constant currency.

Clarivate Analytics | 17

YTD 2019 performance highlights

YTD 2019 earnings highlights

- Adjusted Revenue[1] growth of 2.4% YoY on a constant currency basis
  - Science Group revenue growth of 3.3% YoY on a constant currency basis
  - Intellectual Property Group revenue growth of 1.2% YoY on a constant currency basis
  - Subscription revenue growth of 4.6% YoY on a constant currency basis
  - Transactional revenue growth of (7.1%) on a constant currency basis

Adjusted revenue by product group

($ in millions)



+1.4% Actual Rates
+2.4% Constant Currency
$470
$212
(45.0% of Adj. Rev.)
$258
(55.0% of Adj. Rev.)
$477
$211
(44.4% of Adj. Rev.)
$265
(55.6% of Adj. Rev.)
% YoY Growth
-0.2%
Actual Rates
+1.2%
Constant Currency
+2.6%
Actual Rates
+3.3%
Constant Currency
YTD'18
YTD'19
Science Group
Intellectual Property Group

Subscription vs. transactional adjusted revenue

($ in millions)



+1.4% Actual Rates
+2.4% Constant Currency
$470
$89
(18.9% of Adj. Rev.)
$381
(81.1% of Adj. Rev.)
$477
$81
(17.1% of Adj. Rev.)
$395
(82.9% of Adj. Rev.)
% YoY Growth
-8.3%
Actual Rates
-7.1%
Constant Currency
+3.6%
Actual Rates
+4.6%
Constant Currency
YTD'18
YTD'19
Subscription Revenue
Transactional Revenue

(1) Adjusted Revenue excludes the divested IPM business revenues for all years, and adds back $0.3 million of deferred revenue purchase accounting adjustment for Q2 YTD'19 and $2.4 million for Q2 YTD'18 excluding IPM. Deferred revenue adjustment is expected to be fully recognized by Q4'19 and also excludes IPM. See the appendix for reconciliation of Revenue to Adjusted Revenue.

Clarivate Analytics | 18

$731.2 $755.1 $759.4 $767.0 $764.1 $782.6 Q1 '18 Q2 '18 Q3 '18 Q4 '18 Q1 '19 Q2 '19 High levels of contracted revenue | 19 Historical annualized contract value (ACV) (1) ($ in millions) (1) Annual Contract Value (“ACV”) is the annualized value for a 12 - month period following a given date of all subscription - based cli ent license agreements, assuming that all license agreements that come up for renewal during that period are renewed. +$27.5mm YoY +3.6% constant FX

Clarivate transformation: the next phase

Clarivate has the potential to achieve margin expansion and significantly reinvigorate revenue growth

Cost-saving initiatives

1. Decreasing costs by simplifying organization structures and rationalizing G&A functions to enhance customer-centric focus
2. Using artificial intelligence and the latest technologies to reduce costs and increase efficiencies for content sourcing and curation
3. Moving work performed by contractors in-house to best-cost geographic locations, particularly India, where we have significant scale that can be leveraged
4. Achieving headcount productivity benchmarks and operational efficiency metrics based on alignment with quantified sector leader benchmarks
5. Expanding existing operations in best-cost geographic locations, aligning with business objectives
6. Minimizing real estate footprint by reducing facility locations substantially over the next three years
7. Divesting non-core assets

Revenue growth initiatives

8. Developing new value-added products and services
9. Delivering an enhanced client experience through ongoing renovations to our products' user interface and user experience
10. Offering additional analytics that enhance existing products and services
11. Moving up the value chain by providing our clients with predictive and prescriptive analytics, allowing for stronger growth and higher retention rates
12. Expanding footprint with new and existing customers, with significant opportunity for growth in APAC and Emerging Markets
13. Broadening our consulting capabilities, in particular in the Science Group, where there is considerable opportunity for us to deliver high value consulting services to drive significant revenues growth
14. Optimizing product pricing and packaging based on customer needs
15. Increasing sales force focus on large accounts
16. Expanding our inside sales capability to improve account coverage
17. Restructuring incentive plans to drive new business and cross-selling among similar products and overlapping buying centers

Clarivate Analytics | 20

Summary investment highlights | 21 • Collection of high quality assets embedded in customer workflows 1 • Highly recurring subscription revenue model and high retention rates and subscription revenue mix 2 • Tailwinds in information services sector 3 • Business model enables cycle of profitable growth and reinvestment capacity 4 • Foundation for attractive growth: topline, savings and acquisitions 5 • Strong management team aligned with shareholders 6

Appendix | 22

0% 200% 400% 600% 800% 1,000% 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 1,056% S&P500 217% 332% Exceptional leadership team IHS share price performance under Jerre Stead’s leadership (1) (Indexed Total Shareholder Return; Nov. ’ 05 IPO – ’17FYE) • Preeminent business operator with demonstrated success in shareholder value creation • Previously served as Chairman and CEO at IHS, IHS - Markit(1), Honeywell - Phillips Medical Electronics, Square D Company, AT&T Global Information Solutions, Legent Corporation and Ingram Micro • Experienced financial executive • Previously served as CFO at BDP International Inc., EVP and CFO at Infogroup Inc. and Chief Commercial Officer and COO of the Enterprise Media Division of Dow Jones Jerre Stead Executive Chairman & CEO Richard Hanks Chief Financial Officer Source: Company filings, FactSet . (1) An investment in Clarivate is not an investment in IHS Markit. Historical results of IHS Markit are not necessarily indicativ e o f the future performance of Clarivate . | 23

Product example: Web of Science

Web of Science

- 150mm records(1)
- 34,000+ journals indexed(1)
- 1B+ citations(1)
- 3.5mm peer review records(1)
- 2.0mm+ unique monthly visitors(1)

Industry-leading data and analytics platform

- **Objective, independent, balanced selection**
  - 3,000 journals reviewed annually, only 10% selected by in-house subject specialists, using standardized criteria(1)
  - WOS' data is balanced across geographies and subject areas to ensure normalized distribution of content
- **Complete indexation**
  - WOS indexes content from the universe of journals meeting stringent selection criteria to create a map of the world's most influential research literature
- **Enhanced data**
  - Data is enriched through categorization of content, institutional disambiguation, funding sources, links to related data such as patents and the correct citation metrics for research context by age, field and location
- **Industry-leading metric**
  - Owner of proprietary Journal Impact Factor ("JIF"), a trusted metric that has ranked scientific journals since 1964

High stakes use cases

- **Researchers**
  - Monitor existing state of research within disciplines
  - Prepare definitive summaries of research areas when applying for grant funding
  - Select appropriate journals in which to publish
- **Universities**
  - Identify highest potential research talent and areas for investment
  - Assess past research output and return on investment
- **Governments**
  - Establish frameworks for assessing research outcomes and return on investment
  - Plan future research strategies and investment
- **Funding organizations**
  - Identify qualified and unbiased peer reviewers and map out future funding priorities
- **Publishers**
  - Organize peer review

(1) As of December 31, 2018.

Clarivate Analytics | 24

Product example: Cortellis

Cortellis

Life Sciences firms turn to Clarivate for offerings across our portfolio – beyond just Cortellis

Competitive Intelligence

- Leading drug pipeline database valued by customers for its breadth and depth of content
  - Curated database of over 70,000 drug program records with accompanying suite of analytical tools[1]
- Provides scientific intelligence on all major therapeutic areas

70,000+[1]
Drug Program Records

Clinical Trials Intelligence

- Broadest source of clinical trials intelligence
  - Curated database of over 300,000 clinical trial records[1]

300,000+[1]
Clinical Trial Records

Regulatory Intelligence

- Most comprehensive regulatory research and analytics offering
  - Curated database of over 200,000 regulatory documents with expert summaries and analysis

200,000+
Regulatory Documents

Cortellis is a leading drug development and commercialization database

(1) As of December 31, 2018.

Clarivate Analytics | 25

Product example: Derwent Innovation | 26 • Ranked #1 comprehensive patent research and analysis solution by Outsell • Sold globally into over 50 countries (1) • Over 80mm patent publications from 50 patent offices, which represent 98% of all patents published globally (1) Search Proprietary Content IP experts and translators process over four million new patent publications per year Drive Analytical Insights • Derwent database provides patent content sourced from more than 50 patent offices (1) • Expert curators process over 4mm new patent publications per year in over 25 languages for inclusion in the Derwent database • Platforms enable complete and accurate searches across more than 80mm total patent publications • Helps customers efficiently navigate large volumes of convoluted patent data through curated patent abstracts and proprietary indexing conventions • Analytics and visualization tools used to enable decision making • Allows for large scale text analysis to explore patent records • Consolidates large volumes of data and produces intuitive visualizations to drive decision making • Allows customers to evaluate IP opportunities and risks across existing and prospective technologies Derwent Innovation (1) As of December 31, 2018.

Presentation of certain non-GAAP financial measures

Adjusted Revenue, Standalone Adjusted EBITDA, and Standalone Adjusted EBITDA Margin, as presented, are examples of supplemental non-GAAP measures of Clarivate's performance. Adjusted Revenue normalizes for the impact of purchase accounting adjustments to deferred revenue and the impact of divestments. Standalone Adjusted EBITDA is calculated using net income from continuing operations before provision for income taxes, depreciation and amortization and interest income and expense), adjusted to exclude acquisition or disposal-related transaction costs (such costs include net income from continuing operations before provision for income taxes, depreciation and amortization and interest income and expense from the IPM product line which was divested in October 2018), losses on extinguishment of debt, stock-based compensation, unrealized foreign currency gains/(losses), Transition Services Agreement ("TSA") costs, separation and integration costs, transformational and restructuring expenses, acquisition-related adjustments to deferred revenue, non-cash income / (loss) on equity and cost method investments, non-operating income or expense, the impact of certain non-cash and other items that are included in net income for the period that Clarivate does not consider indicative of its ongoing operating performance, and certain unusual items impacting results in a particular period to more accurately reflect management's view of the recurring profitability of the business, adjusted further to include the difference between annualized run-rate savings and savings realized during that same fiscal year as well as the difference in Clarivate's actual standalone costs incurred relative to the steady state standalone cost estimate that Clarivate expects to achieve after completion of the Transition and optimization of the standalone functions by 2021. Standalone Adjusted EBITDA Margin is defined as Standalone Adjusted EBITDA divided by revenue before acquisition-related deferred revenue adjustments. In future periods, Clarivate will need to make additional capital expenditures in order to replicate capital expenditures associated with previously shared services on a stand-alone basis. You are encouraged to evaluate these adjustments and the reasons Clarivate considers them appropriate for supplemental analysis. These measures are not measurements of Clarivate's financial performance under GAAP and should not be considered in isolation or as alternatives to net income, net cash flows provided by operating activities, total net cash flows or any other performance measures derived in accordance with GAAP or as alternatives to net cash flows from operating activities or total net cash flows as measures of Clarivate's liquidity.

Reduction of ongoing standalone and transition services agreement costs have been, and are expected to continue to be, a component of Clarivate's strategy as it finalizes its separation from Thomson Reuters Corporation. In this presentation, Clarivate sets forth its Standalone Adjusted EBITDA on a historical and projected basis. The adjustments reflected in Clarivate's Standalone Adjusted EBITDA have not been prepared with a view towards complying with Article 11 of Regulation S-X. These standalone measures are intended to provide additional information on a more comparable basis than would be provided without such standalone adjustments.

Certain of the adjustments included to arrive at Standalone Adjusted EBITDA are based on a historical and projected basis of expected costs related to Clarivate's transition to an independent company. In evaluating Standalone Adjusted EBITDA you should be aware that in the future Clarivate may incur expenses that are the same as or similar to some of the included adjustments. Our presentation of Standalone Adjusted EBITDA should not be construed as an inference that Clarivate's future results will be unaffected by any of the adjusted items, or that Clarivate's projections and estimates will be realized in their entirety or at all.

Standalone Adjusted EBITDA is included in this presentation because Clarivate believes it is an important supplemental measure of Clarivate's operating performance and a basis upon which Clarivate's management assesses performance rather than cash flow measures. Our management also believes Standalone Adjusted EBITDA is useful to investors because they and similar measures are frequently used by securities analysts, investors, and other interested parties to evaluate Clarivate's competitors and provide additional information regarding growth rates on a more comparable basis than would be provided without such standalone adjustments. Adjusted revenue is included in this presentation because Clarivate believes it is an important supplemental measure of Clarivate's operating performance and a basis upon which Clarivate's management assesses performance. Our management believes Adjusted Revenue is useful to investors because it is frequently used by securities analysts, investors, and other interested parties to evaluate performance and provide additional information regarding growth rates on a more comparable basis than would be provided without such adjustments.

Clarivate Analytics | 27

Presentation of certain non-GAAP financial measures (cont'd)

We also monitor Standalone Adjusted EBITDA because Clarivate's credit agreement governing its credit facilities and its indenture governing its senior unsecured notes contain certain covenants (including debt incurrence and the making of restricted payments) based on a leverage ratio, which uses Standalone Adjusted EBITDA. Standalone Adjusted EBITDA performance, along with the quantitative and qualitative information, may also be used by management and Clarivate's Compensation Committee as an input for determining incentive payments to colleagues.

The use of Standalone Adjusted EBITDA instead of U.S. GAAP measures has limitations as an analytical tool, and you should not consider Standalone Adjusted EBITDA in isolation or as a substitute for analysis of Clarivate's results of operations and operating cash flows as reported under GAAP. For example, Standalone Adjusted EBITDA:

- does not reflect Clarivate's cash expenditures or future requirements for capital expenditures;
- does not reflect changes in, or cash requirements for, Clarivate's working capital needs;
- does not reflect interest expense, or the cash requirements necessary to service interest or principal payments, on Clarivate's debt;
- does not reflect any cash income taxes or payments under the Tax Receivable Agreement that Clarivate may be required to pay;
- does not reflect any cash requirements that may occur because assets are depreciated or amortized over estimated useful lives and often have to be replaced in the future; and
- does not reflect all non-cash income or expense items that are reflected in Clarivate's statements of cash flows.

Clarivate's definition of and method of calculating Standalone Adjusted EBITDA may vary from the definitions and methods used by other companies, which may limit their usefulness as comparative measures.

Clarivate prepared the information included in this presentation based upon available information and assumptions and estimates that it believes are reasonable. Clarivate cannot assure you that its estimates and assumptions will prove to be accurate.

Because Clarivate incurred transaction, transition, integration, transformation, restructuring, and transition services agreement costs in connection with its carve-out from Thomson Reuters, borrowed money in order to finance its operations, and used capital and intangible assets in its business, and because the payment of income taxes is necessary if Clarivate generates taxable income after the utilization of its net operating loss carryforwards, any measure that excludes these items has material limitations. As a result of these limitations, these measures should not be considered as a measure of discretionary cash available to Clarivate to invest in the growth of its business or as a measure of its liquidity. Refer to "Reconciliation of Non-GAAP Financial Measures" for a quantitative reconciliation of revenue to Standalone Adjusted EBITDA.

Clarivate Analytics | 28

Reconciliation of non-GAAP financial measures and required reported data

Reconciliation

($ in millions)

	Year Ended December 31 2017	Year Ended December 31 2018
Revenue, Net	**$917.6**	**$968.5**
1 (+) Deferred Revenue Adjustment	49.7	3.2
2 (-) IPM Divested Revenue	(31.9)	(20.5)
Adjusted Revenue	**$935.4**	**$951.3**
Net Loss	**($263.9)**	**($242.1)**
(-) (Benefit) Provision for Income Taxes	(21.3)	5.7
3 (+) Depreciation and Amortization	228.5	237.2
(+) Interest Expense, Net	138.2	130.8
4 (+) TSA Costs	89.9	55.8
5 (+) Transition and Integration Expenses	86.8	69.2
1 (+) Deferred Revenue Adjustment	49.7	3.2
6 (+) Transaction Related Costs	2.2	2.5
(+) Stock-Based Compensation Expense	17.7	13.7
(-) Gain on Sale of IPM	--	(36.1)
(+) Tax Idemnity Asset Adjustment	--	33.8
2 (-) IPM Divested Adj. Operating Margin	(6.8)	(5.9)
7 (+) Other	(1.3)	5.1
Adjusted EBITDA	**$319.7**	**$272.8**

Required Reported Data

	2017	2018
Adjusted EBITDA	**$319.7**	**$272.8**
8 (+) Excess Standalone Costs	(24.6)	25.0
9 (+) Pro Forma Cost Savings	9.7	13.0
Standalone Adjusted EBITDA	**$304.8**	**$310.8**

Descriptions

Adjusted EBITDA Adjustments

1. Deferred revenue fair value accounting adjustment arising from purchase price allocation in connection with the carve-out
2. Clarivate divested its non-core IPM product line in Oct. '18
3. Includes depreciation and amortization related to the step-up in connection with the 2016 transaction with Thomson Reuters
4. Payments made to the former parent as part of the Transition Services Agreement ("TSA"); these payments are expected to decrease substantially in 2019 given Clarivate is in the final stages of the carve-out
5. Transition costs incurred to separate Clarivate from the former parent to enable operation on a standalone basis; these costs include transition consulting, technology infrastructure, full-time employee compensation and severance payments to former colleagues as part of reorganizing the business and the ongoing cost savings initiative
6. Consulting and accounting costs associated with tuck-in acquisitions and the sale of Clarivate's non-core IPM product line
7. Primarily includes the net impact of foreign exchange gains and losses related to the re-measurement of monetary balances and other one-time adjustments; 2018 also includes the gain from the IPM divestiture and the write down of a tax indemnity asset

Standalone Adjusted EBITDA Adjustments

8. Reflects the difference in Clarivate's actual standalone costs incurred relative to the steady state standalone cost estimate that the company expects to achieve by 2021 after completing the carve-out and optimizing standalone functions; 2017 negative standalone adjustment is due to lower standalone incurred costs offset by higher TSA costs during that year
9. Cost savings reflect the difference between annualized run-rate savings and savings realized during that same twelve-month period

Clarivate Analytics | 29

Reconciliation of non-GAAP financial measures and required reported data

Reconciliation

($ in millions)

	Three Months Ended June 30		
	2019	2018	LTM 2019
Revenue, Net	**$242.3**	**$243.3**	**$964.5**
1 (+) Deferred Revenue Adjustment	0.1	0.9	1.1
2 (-) IPM Divested Revenue	--	(5.8)	(7.8)
Adjusted Revenue	**$242.4**	**$238.4**	**$957.8**
Net Loss	**($77.8)**	**($66.9)**	**($235.2)**
(-) (Benefit) Provision for Income Taxes	3.7	--	9.2
(+) Depreciation and Amortization	43.1	60.8	219.1
(+) Interest Expense, Net	37.5	32.5	138.1
3 (+) TSA Costs	2.5	15.3	26.9
4 (+) Transition and Integration Expenses	11.3	19.1	41.6
1 (+) Deferred Revenue Adjustment	0.1	0.9	1.1
5 (+) Transaction Related Costs	23.2	--	35.3
2 (+) Stock-Based Compensation Expense	33.9	2.8	43.8
(-) Gain on Sale of IPM	--	--	(36.1)
7 (+) Tax Idemnity Asset Adjustment	--	--	33.8
2 (-) IPM Divested Adj. Operating Margin	--	(1.7)	(2.9)
6 (+) Other	(4.3)	4.7	0.3
Adjusted EBITDA	**$73.2**	**$67.5**	**$275.0**

Required Reported Data

Adjusted EBITDA			**$275.0**
8 (+) Excess Standalone Costs			33.8
9 (+) Pro Forma Cost Savings			7.1
Standalone Adjusted EBITDA			**$315.9**

Descriptions

Adjusted EBITDA Adjustments

1. Deferred revenue fair value accounting adjustment arising from purchase price allocation in connection with the carve-out
2. Clarivate divested its non-core IPM product line in Oct. '18
3. Payments made to the former parent as part of the TSA; these payments have decreased substantially in 2019 given Clarivate is in the final stages of the carve-out
4. Transition costs incurred to separate Clarivate from the former parent to enable operation on a standalone basis; these costs include transition consulting, technology infrastructure, full-time employee compensation and severance payments to former colleagues as part of reorganizing the business and the ongoing cost savings initiative
5. Consulting and accounting costs associated with tuck-in acquisitions and the sale of Clarivate's non-core IPM product line
6. Primarily includes the net impact of foreign exchange gains and losses related to the re-measurement of monetary balances and other one-time adjustments
7. Reflects the write down of tax indemnity asset

Standalone Adjusted EBITDA Adjustments

8. Reflects the difference in Clarivate's actual standalone costs incurred relative to the steady state standalone cost estimate that the company expects to achieve by 2021 after completing the carve-out and optimizing standalone functions
9. Cost savings reflect the difference between annualized run-rate savings and savings realized during that same twelve-month period

Clarivate Analytics | 30

Reconciliation of non-GAAP financial measures and required reported data

Reconciliation

($ in millions)

	Six Months Ended June 30		
	2019	2018	LTM 2019
Revenue, Net	**$476.3**	**$480.3**	**$964.5**
1 (+) Deferred Revenue Adjustment	0.3	2.4	1.1
2 (-) IPM Divested Revenue	--	(12.5)	(7.8)
Adjusted Revenue	**$476.6**	**$470.2**	**$957.8**
Net Loss	**($137.0)**	**($144.0)**	**($235.2)**
(-) (Benefit) Provision for Income Taxes	4.0	0.4	9.2
(+) Depreciation and Amortization	101.2	119.3	219.1
(+) Interest Expense, Net	70.6	63.3	138.1
3 (+) TSA Costs	7.7	36.6	26.9
4 (+) Transition and Integration Expenses	13.8	41.4	41.6
1 (+) Deferred Revenue Adjustment	0.3	2.4	1.1
5 (+) Transaction Related Costs	33.4	0.6	35.3
2 (+) Stock-Based Compensation Expense	37.1	7.0	43.8
(-) Gain on Sale of IPM	--	--	(36.1)
7 (+) Tax Idemnity Asset Adjustment	--	--	33.8
2 (-) IPM Divested Adj. Operating Margin	--	(3.0)	(2.9)
6 (+) Other	1.3	6.8	0.3
Adjusted EBITDA	**$132.4**	**$130.8**	**$275.0**

Required Reported Data

Adjusted EBITDA	**$275.0**
8 (+) Excess Standalone Costs	33.8
9 (+) Pro Forma Cost Savings	7.1
Standalone Adjusted EBITDA	**$315.9**

Descriptions

Adjusted EBITDA Adjustments

1. Deferred revenue fair value accounting adjustment arising from purchase price allocation in connection with the carve-out
2. Clarivate divested its non-core IPM product line in Oct. '18
3. Payments made to the former parent as part of the TSA; these payments have decreased substantially in 2019 given Clarivate is in the final stages of the carve-out
4. Transition costs incurred to separate Clarivate from the former parent to enable operation on a standalone basis; these costs include transition consulting, technology infrastructure, full-time employee compensation and severance payments to former colleagues as part of reorganizing the business and the ongoing cost savings initiative
5. Consulting and accounting costs associated with tuck-in acquisitions and the sale of Clarivate's non-core IPM product line; YTD 2019 expenses include merger related costs
6. Primarily includes the net impact of foreign exchange gains and losses related to the re-measurement of monetary balances and other one-time adjustments
7. Reflects the write down of tax indemnity asset

Standalone Adjusted EBITDA Adjustments

8. Reflects the difference in Clarivate's actual standalone costs incurred relative to the steady state standalone cost estimate that the company expects to achieve by 2021 after completing the carve-out and optimizing standalone functions
9. Cost savings reflect the difference between annualized run-rate savings and savings realized during that same twelve-month period

Clarivate Analytics | 31

Historical quarterly financial summary ($ in millions) Q1 2018 Q2 2018 Q3 2018 Q4 2018 Q1 2019 Q2 2019 Science Group $125.9 $132.5 $131.8 $137.9 $129.1 $136.1 Intellectual Property Group $105 . 9 $105.9 $103.9 $107.6 $105.1 $106 . 3 Adjusted Revenue (1) $231.8 $238.4 $235.7 $245.5 $234.2 $242.4 IPM Product Line $6.7 $5.8 $7.8 $ - $ - $ - Deferred revenue adjustment ($1.5) ($0.9) ($0.5) ($0.2) ($0.2) ($0.1) Revenue $237.0 $243.3 $242.9 $245.2 $234.0 $242.3 Adjusted Subscription $186.7 $194.7 $197.6 $197.7 $192.5 $202.7 Adjusted Transactional $45.1 $43.7 $38.1 $47.8 $41.7 $39.7 Adjusted Revenue (1) $231.8 $238.4 $235.7 $245.5 $234.2 $242.4 IPM Product Line $6.7 $5.8 $7.8 $ - $ - $ - Deferred revenue adjustment ($1.5) ($0.9) ($0.5) ($0.2) ($0.2) ($0.1) Revenue $237.0 $243.3 $242.9 $245.2 $234.0 $242.3 Adjusted EBITDA (2) $63.3 $67.5 $66.3 $75.8 $59.3 $73.2 Adjusted EBITDA margin % 27.3% 28.3% 28.1% 30.9% 25.3% 30.2% | 32

Diluted share count

Enterprise Value Build	Stock Price at 8/28/2019	@$18	@$19	@$20	Comments
(As of August 28, 2019, $ in millions except per share values)					
Share Price					
Current Share Price	$ 17.60	$ 18.00	$ 19.00	$ 20.00	1
Enterprise Value Build					
Basic Shares Outstanding	305,285,681	305,285,681	305,285,681	305,285,681	2
(+) Stock Options Dilution	27,928,952	28,975,610	31,501,066	40,789,596	
Fully Diluted Shares Outstanding	**333,214,633**	**334,261,291**	**336,786,747**	**346,075,277**	
(x) Share Price	$ 17.60	$ 18.00	$ 19.00	$ 20.00	
Equity Value	**$ 5,864.58**	**$ 6,016.70**	**$ 6,398.95**	**$ 6,921.51**	
(+) Debt	1346.3	1346.3	1346.3	1346.3	
(-) Cash	43.1	43.1	43.1	43.1	
Enterprise Value	**$ 7,167.78**	**$ 7,319.90**	**$ 7,702.15**	**$ 8,224.71**	
Stock Options					
Management Options Outstanding	24,447,606	24,447,606	24,447,606	24,447,606	
Shares contributing to dilution	21,326,726	23,763,103	24,471,676	24,471,676	3
Weighted-Average Exercise Price	Various	Various	Various	Various	3
Options Dilution	9,628,952	9,908,943	10,658,960	11,349,596	3
Public Warrants	34,500,000	34,500,000	34,500,000	34,500,000	4
Weighted-Average Exercise Price	$ 11.50	$ 11.50	$ 11.50	$ 11.50	
Options Dilution	11,957,386	12,458,333	13,618,421	14,662,500	
Private Warrants	18,300,000	18,300,000	18,300,000	18,300,000	
Exercisable as of June 30, 2019	18,300,000	18,300,000	18,300,000	18,300,000	5
Weighted-Average Exercise Price	$ 11.50	$ 11.50	$ 11.50	$ 11.50	
Options Dilution	6,342,614	6,608,333	7,223,684	7,777,500	
Incentive Shares	0	0	0	7,000,000	6
Weighted-Average Exercise Price	$ 0.00	$ 0.00	$ 0.00	$ 0.00	
RSU Dilution	0	0	0	7,000,000	
Total Stock Dilution	**27,928,952**	**28,975,610**	**31,501,066**	**40,789,596**	

Note: the analysis is not intended to replace the Treasury Stock Method as required under ASC 260, Earnings per Share

1. Inconsistent with the requirements of ASC 260, but for illustrative purposes, this analysis uses hypothetical shares prices (except for the actual closing share price of $17.60 on August 28, 2019) and not the actual average share price for the period as required under US GAAP
2. Inconsistent with the requirements of the Treasury Stock Method, but for illustrative purposes, this analysis does not use a weighted average approach to outstanding shares, options or warrant
3. Per the requirements of the Treasury Stock Method this excludes all management options that are antidilutive at the assumed share prices in this analysis and includes consideration of unrecognized compensation cost on unvested options
4. Analysis does not include consideration of redemption of Public Warrants
5. Assumes vesting requirements for private warrants held by the Sponsor are lifted at time of a secondary
6. Potentially dilutable but excluded below $20 share price as these instruments are subject to vesting at a $20 per share stock price level. Stock price level assumed met at $20 share price for this analysis

Clarivate Analytics | 33